22 Sylvan Way
Parsippany, NJ 07054
April 13, 2010
Via EDGAR AND HAND DELIVERY
Daniel Gordon, Branch Chief
Jonathan Wiggins, Staff Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Wyndham Worldwide Corporation Form 10-K for the year ended December 31, 2009 Filed 02/19/2010 File No. 001-32876
Dear Mr. Gordon and Mr. Wiggins:
     On behalf of Wyndham Worldwide Corporation (the “Company”, “we” and “our”), we transmit herewith for consideration by the staff of the Securities and Exchange Commission (the “Staff”) our response to the comments issued in a comment letter dated April 6, 2010 (the “Comment Letter”) relating to the Form 10-K for the year ended December 31, 2009, filed by the Company on February 19, 2010 (the “Form 10-K”). For ease of reference and to facilitate the Staff’s review, the heading and numbered paragraph of this letter correspond to the heading and paragraph number contained in the Comment Letter and we have reproduced the text of the Staff’s comment in bold. Capitalized terms used herein have the meanings ascribed to them in the above referenced Company filing.
     We are available at your convenience to discuss these matters with you.

April 13, 2010

Form 10-K for the year ended December 31, 2009
General
1.	We note that you have filed a proxy statement on April 1, 2010. We also note that information required by Part III of your Form 10-K for fiscal year ended December 31, 2009 is incorporated by reference from your proxy statement. Please note that we may have additional comments after we review your disclosure in the proxy statement.

RESPONSE:

We acknowledge the Staff’s note and will be prepared to respond to any comments the Staff may have on the proxy statement.
Item 6. Selected Financial Data, page 34
2.	Please tell us how you determined that “Gross Vacation Ownership Interest sales” is not a non-GAAP financial measure subject to the disclosure requirements of Item 10(e) of Regulation S-K.

RESPONSE:

The Company respectfully advises the Staff that it presents Gross Vacation Ownership Interest (“VOI”) sales because it is a key component in the determination of the operating statistic Volume per Guest (“VPG”). In this context, as an operating measure, the Company did not deem Gross VOI sales a non-GAAP financial measure.

However, in consideration of the Staff’s comment, in future filings, the Company will provide disclosures consistent with the requirements of Item 10(e) of Regulation S-K by:
(a)	Providing a quantitative reconciliation between Gross VOI sales and VOI sales, its most directly comparable financial measure calculated in accordance with GAAP, within the relevant footnote to the Selected Financial Data table; and

(b)	Describing within a footnote to the Selected Financial Data table the reason why the Company believes Gross VOI sales provides a useful measure of the operating performance of our vacation ownership business.

April 13, 2010

The effects of such proposed future disclosures, as applied to the Selected Financial Data section of the Company’s 2009 Form 10-K, are as follows:

	2009	2008	2007	2006	2005
Vacation Ownership
Gross Vacation Ownership Interest (“VOI”) sales (in 000s) (n) (q)	$1,315,000	$1,987,000	$1,993,000	$1,743,000	$1,396,000
Tours (p)	617,000	1,143,000	1,144,000	1,046,000	934,000
Volume Per Guest (“VPG”) (o)	$1,964	$1,602	$1,606	$1,486	$1,368

(n)	Represents sales of VOIs before the net effect of percentage-of-completion accounting and loan loss provisions (see (q) below). We believe that Gross VOI sales provides an enhanced understanding of the performance of our vacation ownership business because it directly measures the sales volume of this business during a given reporting period.

(o)	VPG is calculated by dividing gross VOI sales (excluding tele-sales upgrades, which are non-tour upgrade sales) by the number of tours. Tele-sales upgrades were $104 million, $156 million, $157 million, $188 million and $118 million during 2009, 2008, 2007, 2006 and 2005, respectively. We have excluded non-tour upgrade sales in the calculation of VPG because non-tour upgrade sales are generated by a different marketing channel. We believe that VPG provides an enhanced understanding of the performance of our vacation ownership business because it directly measures the efficiency of this business’ tour selling efforts during a given reporting period.

(q)	A reconciliation between Gross VOI sales and Vacation Ownership Interest sales follows:

	2009	2008	2007	2006	2005
Gross VOI sales	$1,315	$1,987	$1,993	$1,743	$1,396
Plus/(Less): Net effect of percentage-of- completion accounting	187	(75)	(22)	(21)	(17)
Less: Loan loss provisions	(449)	(449)	(303)	(259)	N/A

Vacation Ownership Interest sales	$1,053	$1,463	$1,666	$1,461	$1,379

Item 15(A) Exhibits, page 73
3.	We note your disclaimer in this section. General disclaimers regarding the accuracy and completeness of disclosure, or investor use of that information, are not sufficient when you are aware of material contradictory information, and additional disclosure by you is appropriate in such circumstances. In addition, your statements in the disclaimer appear to assert that agreements included as exhibits are not disclosure documents and may not be relied upon. The fact that a document the Commission has required you to include with your Form 10-K is not prepared as a disclosure document does not mean that the document does not constitute disclosure to investors. See SEC Release No. 34-51283. In addition, the intent and the effect of your disclaimer language is to undermine and to put into question the interpretation and reliability of a document that the Commission has required you to include with your Form 10-K. Please tell us which representations and warranties are qualified by this language. Please also tell us how this disclaimer is consistent with your disclosure obligations and whether you are aware of any material contradictory information or additional disclosure.

RESPONSE:

We are not aware of any material contradictory information or additional disclosure relating to the information disclosed in the Form 10-K. We

April 13, 2010

acknowledge that should we become aware of any material contradictory information or additional disclosure in the future, we will be responsible for considering the appropriate disclosure that is required to make the statements included in the Form 10-K not misleading.

The disclaimer was intended to qualify the representations and warranties contained in the agreements that were filed as exhibits to the Form 10-K. In response to the Staff’s comment, we will revise the disclaimer in the Exhibits section in future filings to read as follows:
The agreements included or incorporated by reference as exhibits to this report contain representations and warranties by each of the parties to the applicable agreement. These representations and warranties were made solely for the benefit of the other parties to the applicable agreement and (i) were not intended to be treated as categorical statements of fact, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate; (ii) may have been qualified in such agreement by disclosures that were made to the other party in connection with the negotiation of the applicable agreement; (iii) may apply contract standards of “materiality” that are different from “materiality” under the applicable securities laws; and (iv) were made only as of the date of the applicable agreement or such other date or dates as may be specified in the agreement.

We acknowledge that, notwithstanding the inclusion of the foregoing cautionary statements, we are responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements in this report not misleading.
4.	It appears that one of the exhibits that you have filed with, via incorporation by reference to, the Form 10-K and listed in the exhibit index omits certain other exhibits or schedules. Please explain to us why exhibit 10.29 has omissions from it of exhibits and schedules that are part of the filed exhibit. Alternately, file a complete copy of exhibit 10.29.

RESPONSE:

The credit agreement that was incorporated by reference as Exhibit 10.29 to the Form 10-K has been replaced by a new credit agreement entered into on March 29, 2010. Therefore, we do not think it would be useful to file a complete copy of the now superseded credit agreement as the information contained in this agreement is no longer material to the Company’s shareholders or other investors. The new credit agreement has been filed as Exhibit 10.1 to the Company’s

April 13, 2010

Current Report on Form 8-K dated March 29, 2010, filed by the Company on March 31, 2010. We will file a complete copy of the new credit agreement, including the exhibits and schedules to that agreement, as an exhibit to the Company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2010.
* * *
The Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.
Please contact me should you require further information or have any questions.
Very truly yours,
/s/ Thomas G. Conforti
Thomas G. Conforti
Chief Financial Officer
Wyndham Worldwide Corporation